Exhibit 99.1

argenx Announces Results of Annual General Meeting and Board of Directors’ Appointment of Karen Massey as Chief Executive Officer

Leadership transition marks next evolution of growth

May 6, 2026

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology innovator committed to improving the lives of people suffering from severe autoimmune diseases, today announced the results of the Annual General Meeting of shareholders and the Board of Directors’ appointment of Karen Massey as Chief Executive Officer and Tim Van Hauwermeiren as Chairperson of the Board of Directors.

“Karen has earned the full confidence of the Board of Directors and our shareholders,” said Tim Van Hauwermeiren, Chair of the Board of Directors. “She is a proven leader who has played a central role in shaping argenx’s execution and long-term growth strategy. Karen leads with our responsibility to patients, the argenx culture, and a vision to continue to build our pipeline. I look forward to supporting Karen and the leadership team as argenx enters its next phase of growth.”

Karen Massey joined argenx in March 2023 as Chief Operating Officer and will succeed Tim Van Hauwermeiren, who co-founded argenx and has served as Chief Executive Officer since 2008. Her appointment by the Board of Directors as CEO follows shareholder approval of her appointment as executive director of the Board of Directors. The Board of Directors also appointed Tim Van Hauwermeiren as Chairperson of the Board of Directors, effective immediately, following his appointment as non-executive director to the Board of Directors at the General Meeting.

90.9% of the Company’s share capital was represented at the General Meeting.

All items on the agenda received the required majority of votes in favor for approval, including:

•	argenx 2025 remuneration report
•	argenx annual report and annual accounts for the financial year ending December 31, 2025
•	Allocation of the Company’s 2025 profits to the retained earnings
•	Karen Massey has been appointed as an executive director to the Board of Directors for a term of 4 years
•	Tim Van Hauwermeiren has been appointed as a non-executive director to the Board of Directors for a term of 4 years
•	Ana Céspedes has been reappointed as non-executive director to the Board of Directors for a term of 4 years
•	Camilla Sylvest has been reappointed as non-executive director to the Board of Directors for a term of 4 years
•	Pam Klein has been reappointed as non-executive director to the Board of Directors for a term of 2 years
•	Authorization to issue shares and grant rights to subscribe for shares in the share capital of the Company for up to 10% of the outstanding share capital at the date of the meeting and for a period of 18 months from the meeting and to limit or exclude statutory pre-emptive rights

The voting result and all documents relating to the shareholders’ meeting will be available on the argenx website at www.argenx.com/investors/shareholder-meetings.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Instagram, Facebook, and YouTube.

For further information, please contact:

Media:

Ben Petok

bpetok@argenx.com

Investors:

Alexandra Roy
aroy@argenx.com